THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK

HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

August 22, 2008

VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Joel O'Connor (202) 551-6943

RE:  Aviemore Funds
       (the “Registrant”)
       File No. 333-112044; 811-21489

Dear Mr. O'Connor:

On behalf of the Registrant, this letter responds to the comments you provided by telephone, with respect to Post-Effective Amendment No. 6 to the Registration Statement, filed July 31, 2008.  Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1:

In the "Principal Investment Strategies and Policies of the Fund" section, disclose the limits to which the investment adviser may allocate the Navigator Fund's assets to the various types of exchange traded funds, including equity and fixed income exchange traded funds.  If the investment adviser is not constrained by any limits, so indicate in the prospectus.

Response 1:

After discussing the comment with the Fund's investment adviser, it was determined that the investment adviser would like to retain as much flexibility as possible in managing the Fund's assets.  Therefore the following revisions have been made to the disclosure under the heading "Investment Selection Process used by the Fund" (new disclosures in bold):

"The Fund's adviser uses quantitative research for selecting investments.  The adviser searches for exchange traded funds and stocks that exhibit attractive valuations on several metrics, such as price movement, volatility, price to earnings ratios, growth rates, price to cash flow, and price to book ratios.

 The adviser uses quantitative research to determine the Fund’s:

(a) optimum cash position;

(b) weighting between the value; growth segments of the market; and

(c) sector and industry allocation; and

(d) domestic and international exposure.

The Fund's adviser retains the flexibility to allocate among equity or fixed income  exchange traded funds, as determined to be most suitable for the Fund.  The mix of fixed income and equity exchange traded funds may be substantially over-weighted or under-weighted in favor of fixed income or equities, depending on the Adviser's opinion about prevailing market conditions."

Comment 2:  In the "Principal Risks of Investing in the Fund" section, under the heading "Portfolio Turnover", add disclosure that based on the Navigator Fund's high portfolio turnover rate, shareholders may receive distributions, which for taxable accounts, will likely be taxed as short-term capital gains at ordinary income tax rates.

Response 2:

Based on your comments, the following additional disclosure  has been added to the Portfolio Turnover risk paragraph (new disclosure in bold):

"Portfolio Turnover

The Fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%.  A portfolio turnover rate of 100% is equivalent to a fund buying and selling all of the securities in its portfolio once during the course of a year.  How long the Fund holds a security in its portfolio is generally not a factor in making buy and sell decisions.  Increased portfolio turnover may cause the Fund to incur higher brokerage costs, which may adversely affect the Fund's performance, and may produce increased taxable distributions.  The distributions may be taxable as short-term capital gains, which are taxed at ordinary income taxation rates rather than at the currently lower long-term capital gains rates."

Comment 3:  In the Fee Table and at other locations in the prospectus and Statement of Additional Information, necessary information is omitted.  Please provide the omitted information, including any necessary exhibits in the Registrant's next filing.

Response 3:

The previously omitted information, including updated information in the Fee Table and expense example will be included in a subsequent filing as requested.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6546 if you should require any further information.

Sincerely,

/s/ Donald S.Mendelsohn

Donald S. Mendelsohn